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                           February 13, 2023

       Troy Levy
       Chief Executive Officer
       Tropical Racing Inc.
       1740 Grassy Springs Road
       Versailles, Kentucky 40383

                                                        Re: Tropical Racing
Inc.
                                                            Post Qualification
Amendment No. 2 to Form 1-A
                                                            Filed February 7,
2023
                                                            File No. 024-11454

       Dear Troy Levy:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services